UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Celladon Corporation

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

15117E107

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15117E107	13G	Page 2 of 9 Pages

1. Names of Reporting Persons. Enterprise Partners Management, LLC
2. Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 0
7. Sole Dispositive Power 0
8. Shared Dispositive Power 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person 0
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11. Percent of Class Represented by Amount in Row 9 0.0%
12. Type of Reporting Person (see instructions) OO

CUSIP No. 15117E107	13G	Page 3 of 9 Pages

1. Names of Reporting Persons. Enterprise Partners V Liquidating Trust
2. Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 0
7. Sole Dispositive Power 0
8. Shared Dispositive Power 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person 0
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11. Percent of Class Represented by Amount in Row 9 0.0%
12. Type of Reporting Person (see instructions) OO

CUSIP No. 15117E107	13G	Page 4 of 9 Pages

1. Names of Reporting Persons. Enterprise Partners VI Liquidating Trust
2. Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 0
7. Sole Dispositive Power 0
8. Shared Dispositive Power 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person 0
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11. Percent of Class Represented by Amount in Row 9 0.0%
12. Type of Reporting Person (see instructions) OO

CUSIP No. 15117E107	13G	Page 5 of 9 Pages

1. Names of Reporting Persons. Carl L. Eibl
2. Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 0
7. Sole Dispositive Power 0
8. Shared Dispositive Power 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person 0
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11. Percent of Class Represented by Amount in Row 9 0.0%
12. Type of Reporting Person (see instructions) IN

CUSIP No. 15117E107	13G	Page 6 of 9 Pages

1. Names of Reporting Persons. Andrew E. Senyei
2. Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 0
7. Sole Dispositive Power 0
8. Shared Dispositive Power 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person 0
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11. Percent of Class Represented by Amount in Row 9 0.0%
12. Type of Reporting Person (see instructions) IN

Item 1(a).	Name of Issuer:

Celladon Corporation

Item 1(b).	Address of Issuer's Principal Executive Offices:

11988 El Camino Real, Suite 650

San Diego, California 92130

Item 2(a).	Name of Person Filing:

This Amendment No. 1 to Schedule 13G amends the Schedule 13G (the “Statement”) initially filed with the Securities and Exchange Commission on March 27, 2015 and is being jointly filed by the following reporting persons (each a ‘Reporting Person” and collectively the “Reporting Persons”): Enterprise Partners V Liquidating Trust (“EPV”); Enterprise Partners VI Liquidating Trust (“EPVI”); each of EPV’s and EPVI’s sole trustee, Enterprise Partners Management, LLC (“EPM”); and EPM’s managing directors, Carl L. Eibl and Andrew E. Senyei.

The Reporting Persons have entered into a Joint Filing Agreement, dated March 27, 2015, a copy of which is filed with the Statement, pursuant to which the Reporting Persons have agreed to file the Statement and all amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b)	Address of Principal Business Office, or if None, Residence:

The address of each Reporting Person is 1903 El Camino del Teatro, La Jolla, California 92037.

Item 2(c).	Citizenship:

See Item 4 of the cover page for each Reporting Person.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Common Stock).

Item 2(e).	CUSIP Number:

15117E107.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

As of December 31, 2015, each Reporting Person had sole or shared power to direct the vote and sole or shared power to dispose or direct the disposition of zero shares of Common Stock and, as a result, beneficially owned zero shares of Common Stock and 0.0% of the outstanding shares of Common Stock.

All of the securities of the Issuer previously reported in the Statement as beneficially owned by the Reporting Persons were sold during the 2015 calendar year. Neither the filing of the Statement or this amendment thereto nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons was, for any other purpose, the beneficial owner of any of such securities, and each of the Reporting Persons disclaimed beneficial ownership as to such securities, except to the extent of his or its pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

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Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of the Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 5, 2016

ENTERPRISE PARTNERS V LIQUIDATING TRUST

By:	ENTERPRISE PARTNERS MANAGEMENT, LLC
Its:	Trustee

By:	/s/ Carl L. Eibl
Carl L. Eibl, Managing Director

ENTERPRISE PARTNERS VI LIQUIDATING TRUST

By:	ENTERPRISE PARTNERS MANAGEMENT, LLC
Its:	Trustee

By:	/s/ Carl L. Eibl
Carl L. Eibl, Managing Member

ENTERPRISE PARTNERS MANAGEMENT, LLC

By:	/s/ Carl L. Eibl
Carl L. Eibl, Managing Member

/s/ Carl L. Eibl
Carl L. Eibl

/s/ Andrew E. Senyei
Andrew E. Senyei

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